SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2008

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40

1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No  ☒

Portugal Telecom

Announcement 5 June 2008, Lisbon

Qualified Holding

Portugal Telecom, SGPS, S.A. (“PT”) informs that Credit Suisse now holds more than 2% (two percent) of the voting rights corresponding to its share capital.

Such new holding resulted from a purchase of PT ordinary shares on regulated market, made on 29 May 2008 by Credit Suisse Securities (Europe) Ltd., Credit Suisse International and Credit Suisse Securities (USA) LLC. As a result, a qualified holding of 18,912,002 ordinary shares representing 2.01% of the share capital and voting rights in PT are now attributed to the investment banking business of Credit Suisse.

Such holding is attributed to Credit Suisse’s investment banking business through the following entities:

• Credit Suisse Securities (Europe) Ltd. holds 5,793,616 ordinary shares representing 0.61% of the share capital and voting rights in PT;

• Credit Suisse International holds 12,471,086 ordinary shares representing 1.32% of the share capital and voting rights in PT;

• Credit Suisse Securities (USA) LLC holds 647,300 ordinary shares representing 0.07% of the share capital and voting rights in PT.

Credit Suisse Securities (Europe) Ltd., Credit Suisse International and Credit Suisse Securities (USA) LLC are members of the investment banking business of the Credit Suisse and are under the direct control of Credit Suisse (International) Holding, which is under the control of the Credit Suisse Group.

This statement is pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code, following a communication received from Credit Suisse.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal www.telecom.pt	Public company Share capital _ Euro 28,277,855.31 Registered in the Commercial Registry Office of Lisbon and Corporation no. _ 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800 http://ir.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2008

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.